Sedition Films Inc.

Ground Floor Suite
37 Netherhall Gardens
London NW3 5RL
United Kingdom
Tel. 44-7859-091084
Email: office@seditionfilmsinc.com

April 24, 2013

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	SEDITION FILMS INC.
Amendment No.1 to Registration Statement on Form S-1 Filed February 5, 2013 File No. 333-186461

Dear Ms. Nguyen:

Sedition Films Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated February 28, 2013, with reference to the Company's registration statement on Form S-1 filed with the Commission on February 5, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1. We note your disclosure that you do not intend to be a blank check company or a shell company. Based on the information provided in your filing, it appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have a nominal amount of cash and other assets, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 9 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Response: We have revised the Registration Statement throughout to clarify that the Company is a shell company and cautioned investors as to the highly illiquid nature of an investment in the Company's shares. Disclosure has been added to the prospectus to discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also, the Risks Factors section has been revised accordingly.

2. Please disclose whether your sole director is independent under the independence standards applicable to you. See Item 407(a) of Regulation S-K.

Response: In the section of the Registration Statement entitled “Directors, Executive Officer, Promoters and Control Persons”, we have added disclosure that our sole director is not independent.

Registration Statement Fee Table

3. Given that you are registering a number of shares of common stock for resale, please revise to calculate your registration fee in accordance with Rule 457(a), rather than Rule 457(o), or advise.

Response: We have revised the footnote to the Registration Statement Fee Table to indicate that the registration fee was calculated in accordance with Rule 457(a) and not Rule 457(o).

Prospectus Cover Page

4. Please revise the first paragraph to reconcile the number of shares that you are offering with the number of shares that are listed in the registration statement fee table.

Response: We have revised the first paragraph to disclose that we are offering 1,413,400 shares, which matches the number that is disclosed in the registration statement fee table.

Prospectus Summary, page 6

Our Business, page 6

General, page 6

5. Please disclose the fact that the company was initially incorporated under the name Renaissance Films Inc. and then changed its name to Sedition Films Inc. on September 26, 2011. Please also disclose this information in the Description of Business section on page 21.

Response: We have disclosed the fact that the company was initially incorporated under the name Renaissance Films Inc. in “Our Business” section. We have also disclosed this fact in the Description of Business section on page 21.

6. Please revise to disclose in one of your introductory paragraphs that you have not received any commissions to produce any films to date nor have you produced any documentary films. Also disclose in the summary that you have not generated any revenues. Additionally, disclose your cash on hand as of the most recent practicable date, your monthly “burn rate,” pre and post-offering, and the month you will run out of funds without additional capital.

Response: We have revised to disclose in our introductory paragraph that we have not received any commissions to produce any films, we have now also stated that we haven’t produced any documentary films. We have disclosed in the summary section that we have not generated any revenues. In this section we have also disclosed our cash on hand as of the most recent practicable date and stated that our ‘’burn rate’’ pre-offering stands at approximately $1,130 and post-offering rate is estimated to be $2,120. We have stated that without any capital funding taking, the average of both ‘’burn rates’’, our company will run out of funds in August 2013.

7. Please revise the summary to briefly describe the steps that you have taken to date to commence your business. If applicable, revise to disclose the two films that you intend to produce in the next 12 months and describe the steps that you have taken to achieve this goal.

Response: We have revised the summary and described in brief the steps that we have taken to date to commence our business. We revised this section and disclosed the two films that we intend to produce, as well as other steps we have taken in connection with the business.

8. As you will not receive any proceeds from this offering, please briefly disclose the estimated amount of funds that you will need for you to commence operations and produce the two films in the next 12 months.

Response: We have now disclosed that the estimated amount of funds we will need for us to commence operations and produce the two film pilots in the next 12 months is $25,399.

 Risk Factors, page 9

9. Because your officer is your sole director, he will determine his compensation, and there may not be funds available to grow your business. Please add a risk factor to describe the attendant risks or tell us why it is not necessary.

Response: We added a risk factor stating that because our officer is our sole director, he has sole discretion to determine his compensation. If he determines his future compensation to be substantial, we may not have any funds left over to grow our business and our operations will be affected negatively.

If we do not obtain additional financing…. page 9

10. Please disclose your monthly “burn rate,” the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Also revise the second paragraph to disclose the estimated additional funds that you will need to commence your operations. Additionally, in lieu of stating your accumulated deficit, please use the term net loss.

Response: We have revised the Registration Statement in accordance with the comments of the Commission.

We lack an operating history…, page 6

11. Please quantify the amount of losses you may incur given your expected burn rate and delete the separate amounts listed as part of the net loss figure as they do not add up to $5,750.

Response: We have quantified the amount of losses that we may incur given our expected burn rates and we deleted the separate amounts listed as part of the net loss figure.

Because we have only one officer and director who may not have enough experience…. page 10

12. It appears that some of the risks described in this risk factor are also disclosed in the risk factor beginning with “Our sole director has no experience managing a public company…” on page 13. Furthermore, it appears that the risks on internal controls are separate from the risks of not being able to recognize potential acquisition and exploration opportunities. Please revise the risk factors accordingly. Additionally, revise to remove the third-to-last sentence of the paragraph as the disclosure mitigates the described risks.

Response: We have revised the risk factors in the relevant section on page 10. We have deleted the relevant risk factors on page 13 as the risk factors seem to be coinciding in this two sections.

We may be exposed to potential risks and significant expenses…. page 10

13. We note your disclosure regarding obtaining regulatory approval. It is unclear whether this refers to regulatory approval for future documentary films or something else entirely. Please revise to explain.

Response :

We have revised to delete this disclosure.

We will incur costs and expenses for SEC reporting…. page 14

14. Please quantify the anticipated costs of being a public company in this risk factor.

Response: We have quantified the anticipated costs of being a public company in this risk factor and stated that that we may incur expenses in amount of $10,000.

The Offering, page 15

15. Please reconcile the $0.03 and $0.04 price per share of the common stock that the selling shareholders purchased pursuant to the private placements referenced in this section with the disclosure elsewhere in the prospectus. Please revise.

Response: We have revised the disclosure in accordance with the comments of the Commission.

Description of Business, page 21

16. Please revise this section in the next amendment so that it provides an accurate picture of your business at the time of effectiveness. Much of the current disclosure here appears to describe your aspirations, rather than the actual state of your company. In this respect, please remove references to specific companies such as BBC, Netflix, Virgin and HBO unless you have an executed agreement currently in effect.

Response: We have revised this section to remove references to any specific companies. We had added that company obtained some assets in the form of electronic, filming, lightning and computing equipment.

Broadcasters, page 22

17. We note your discussion of potential broadcasters. Please revise to clarify that you cannot provide any assurance that you will be able to enter into any agreements with broadcasters.

Response: We have revised this section and clarified that we cannot provide any assurance that we will be able to enter into any agreements with broadcasters.

Our Films, page 22

18. Please tell us whether you have any agreements in place with Neil Clark or Tyson Fury to be a part of these projects. If so, please file a copy as a material contract. If not, please discuss where you are in the process to secure their participation.

Response: We do not have any agreements in place with Neil Clarke or Tyson Fury. We are still in negotiating stage to secure filming access to Tyson Fury’s fight. While in the dialog stage company has been looking to secure ‘attachment’ agreement with Neil Clark. However any contractual agreement has not been made to this date. At this point it is hard to predict when any formal engagement will be executed. Accordingly, no additional disclosure has been made in the Registration Statement regarding these two matters.

19. Please revise to clarify, if true, that you have not received any commissions for the two film projects that you intend to begin in the next 12 months. Also revise this section to disclose the developmental stage that you are at with regards to these two projects and the related estimated costs of production for each film.

Response: We have revised to clarify that we have not received any commissions to start developing this two films. We have also revised this section to state that we have been making contacts with people in the region who will be crucial to the success of our shoot in Kosovo. We have revised to also state that we are at negotiation stage with promotional team of Mr. Fury to secure filming access to his next UK fight. Company is negotiating to secure filming access without having to pay upfront fee. We have disclosed that the amounts of $300,000 for Tyson Fury and $350,000 for Kosovo the Mafia State will be considered for the commissioned production costs for this films.

Competition, page 23

20. Please explain how producing a pilot would evidence ownership or copyright of an idea.

Response:

Revision was made to this section disclosing the following: The more detail you have in your proposal the more evidence you have of your copyright. For instance a 10 page breakdown of a proposed television show which details the entire format in a minute by minute basis will be more valuable in court that a more general 1 page proposal. Likewise, a 5-15 minute pilot, which features the actual participants outlined in your proposal as well as demonstrating the narrative ark of your proposal is a very strong demonstration of your copyright.

Management’s Discussion and Analysis, page 27

21. In the second paragraph you mention what will happen if you “are unable to successfully raise money in this offering” and that you “will need funding from this offering.” Please reconcile this disclosure to other disclosure throughout your filing that states that you will not receive any proceeds from the sale of the common stock covered by this prospectus.

Response: We have revised this disclosure accordingly.

22. We note your disclosure in this section that you have no assets yet you also disclose your cash on hand in this section and that you have purchased assets in the Plan of Operations and Description of Business. Please revise accordingly.

Response: We have revised this section to state that at this point we have some assets.

Plan of Operations, page 29

23. Please clarify whether you have already taken any concrete steps towards each of the milestones listed and the source of the funds for each given that your cash balance will be significantly depleted to pay for the expenses of this offering. Please revise to clarify whether the 12 month plan will commence upon the completion of this offering and state when you expect to generate revenue.

Response: We have clarified the Registration Statement in accordance with the comments of the Commission.

Results of Operations from Inception through April 30, 2012, page 31

24. Please present under this heading amounts from inception through your year ended April 30, 2012, and label the section as being for such “year” ended. Also, for the amounts currently provided under this heading that are from inception through October 31, 2012, present them under a separate heading labeled for this period, or labeled for the appropriate most recent interim period from inception with corresponding amounts. In doing the latter, refer to the comment below in regard to the age of the financial statements included in the filing.

Response: We have revised this section in accordance with the comments of the Commission.

25. After consideration to the comment above, please reconcile the total operating expenses for the period from May 17, 2011 (inception) to October 31, 2012 that you currently present here of $2,479 to the $5,696 presented on the statement of operations, as appropriate. In so doing, note the comment below in regard to amounts presented in the statement of operations for this period.

Response: We have reconciled to present that the total operating expenses for the period from May 17, 2011 (inception) to October 31, 2012 to be $5,696.

Results of Operations for the Three Months Period Ending October 31, 2012, page 31

26. Please provide a section for results of operations for the appropriate most recent year to date interim period, in addition to or in place of the most recent three month ended period that you currently present. In doing so, refer to comment #28 in regard to the age of the financial statements included in the filing.

Response: We have provided a section for results of operations for the appropriate most recent year to date interim period in addition to the last presented three month ended period.

Liquidity and Capital Resources, page 32

27. We note your disclosure that you do not anticipate generating any substantial revenue until you “complete the financing from this offering” and that your “only source of cash at this time is investments by others in this offering.” Please explain what you mean by these statements given that only the selling security holders will receive any proceeds from the offering and discuss how you intend to secure appropriate funding for each step.

Response: We have revised the disclosure accordingly.

Financial Statements

28. In regard to the next amendment and expected effective date of this filing, please consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X.

Response: We have considered the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X and with this filing included the statements for the appropriate most recent year to date interim period. [We acknowledge that additional financial information will be required shortly]

April 30, 2012

Notes to the Financial Statements, page F-7

29. Please include a note which discloses (1) depreciation expense for the period, (2) balances of major classes of furniture and equipment, (3) accumulated depreciation, and (4) general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets. For further guidance, refer to ASC 360-10-50.

Response: We included Note 3 to our April 30, 2012 financial statements.

October 31, 2012

Statement of Operations, page F-13

30. From your presentation for the period from May 17, 2011 (inception) to October 31, 2012, it appears that net loss from operations and net loss should be the same, but the reported amounts differ. Please revise here as appropriate and elsewhere throughout your filing for consistency. For example, refer to pages 8, 9, F-12, F-14, and F-17.

Response: We have revised to state on page 8 and 9 that the net loss for the period from May 17, 2011 to October 31, 2012 is $5,696, we also made the necessary changes on pages F-12, F-14 and F-17.

Statements of Cash Flows, page F-14

31. Please note that the heading of the statement for the current year period should be for the most recent year to date interim period and not the most recent three months ended interim period.

Response: We have revised the Registration Statement in accordance with the comments of the Commission.

32. The net loss for the period indicated for the six months ended October 31, 2012 does not agree with the corresponding amount on the statement of operations. Please reconcile for consistency.

Response: We have revised the Registration Statement in accordance with the comments of the Commission..

Notes to the Financial Statements

Note 5: Income Taxes, page F-17

33. It appears the headings of the tables in this note should be October 31, 2012. Please revise.

Response: This heading has been revised as requested.

Exhibit 3.2

34. This exhibit contains the amendment to the articles of incorporation and not the bylaws as stated in the exhibit list. Please file a copy of the bylaws as an exhibit and revise the exhibit list accordingly.

Response:

Attached as exhibit 3.2 to the Registration Statement is our bylaws.

Exhibit 5.1

35. The opinion refers to a Legal Matters section that does not appear in the registration statement. Please revise the registration statement accordingly.

Response: The Registration Statement has been revised accordingly.

36. The number of shares of common stock that counsel has listed in the legality opinion does not reconcile with the number of shares that you intend to register on the registration statement. Please revise.

Response: Attached as exhibit 5.1 to the Registration Statement is a revised opinion of counsel with respect to the correct number of shares being registered.

Exhibit 23.1

37. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

Response: Attached as exhibit 23.1 to the Registration Statement is a consent from the independent registered public accountants dated April 12, 2013.

Please direct any further comments or questions you may have to us at office@seditionfilmsinc.com and to the Company’s legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC

10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200
(917) 656-1173
fax: (516) 887-8250
david@dlubinassociates.com

Sincerely,

/s/ Jesse Lawrence
Jesse Lawrence, President